SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       __________________________________

                   For the fiscal year ended December 31, 2001

                          Commission File Number 0-692

             NORTHWESTERN CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                            NORTHWESTERN CORPORATION
                             125 SOUTH DAKOTA AVENUE
                              SIOUX FALLS, SD 57104



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



                                TABLE OF CONTENTS


Report of Independent Registered Public Accounting Firm               3

Financial Statements

   Statement of Net Assets Available for Benefits,
     December 31, 2001 and 2000                                       4

   Statement of Changes in Net Assets Available for Benefits
     Years Ended December 31, 2001 and 2000                           5

Notes to Financial Statements                                         6

Supplemental Schedules:

   Schedule of Assets, December 31, 2001                              11

   Schedule of Party-In-Interest Transactions,
        Year Ended December 31, 2001                                  12

Consent of Independent Registered Public Accounting Firm
        (Exhibit 23.1)                                                14



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



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Trustees and Participants
NorthWestern Corporation
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the NorthWestern Corporation Employee Stock Ownership Plan (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2000 was audited by other auditors who have ceased operations. Their report, dated May 11, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule of Assets (Held At End of Year) and Schedule of Party-in-Interest Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The schedules have been subjected to the auditing procedures applied in our audit of the basic December 31, 2001 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 8 to the financial statements, on September 14, 2003 NorthWestern Corporation (the "Company") sought protection from its creditors under a Chapter 11 bankruptcy filing. At the time of the filing, the market value of the Company's common stock had declined to $0.20 per share from a market price of $21.05 per share on December 31, 2001.



/s/ DELOITTE AND TOUCHE LLP

Minneapolis, Minnesota
June 11, 2004



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




NORTHWESTERN CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------------------------------------

                                                                        2001
                                                      -----------------------------------------     2000
                                                       Allocated     Unallocated       Total        Total

ASSETS

Cash and cash equivalents                             $     4,725    $       -      $     4,725   $   500,079

Contribution receivable--from Northwestern
  Corporation                                                            446,610        446,610

Investments--at market value--
  NorthWestern Corporation common stock,
    1,063,998 shares, cost of $15,834,178              15,733,865      6,663,293     22,397,158    25,545,748
                                                      -----------    -----------    -----------   -----------

         Total assets                                  15,738,590      7,109,903     22,848,493    26,045,827


LIABILITIES

Note payable                                                           7,016,707      7,016,707     8,037,468
Interest payable                                                                                       53,364
Estimated distributions payable                           250,000                       250,000       250,000
                                                      -----------    -----------    -----------   -----------

         Total liabilities                                250,000      7,016,707      7,266,707     8,340,832
                                                      -----------    -----------    -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                     $15,488,590    $    93,196    $15,581,786   $17,704,995
                                                      ===========    ===========    ===========   ===========


See notes to financial statements.



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




NORTHWESTERN CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
-----------------------------------------------------------------------------------------------

                                                        Allocated    Unallocated       Total

INCREASES (DECREASES) DURING THE YEAR:
  Contributions from:
    Northwestern Corporation                          $   143,627    $   586,609   $   730,236
    Participants                                           70,102                       70,102
  Dividend income                                         357,597        962,402     1,319,999
  Depreciation in market value of investments          (1,790,123)    (1,045,053)   (2,835,176)
  Allocation of 68,352 shares of NorthWestern
    common stock                                        1,194,344     (1,194,344)
  Distribution to participants                           (880,015)                    (880,015)
  Interest expense                                                      (528,355)     (528,355)
                                                      -----------    -----------   ------------

      Net decrease                                       (904,468)    (1,218,741)   (2,123,209)

NET ASSETS AVAILABLE FOR BENEFITS--
  Beginning of year                                                                 17,704,995
                                                                                   ------------

NET ASSETS AVAILABLE FOR BENEFITS--End of year
  Allocated                                                                         15,488,590
  Unallocated                                                                           93,196
                                                                                   ------------

                                                                                   $15,581,786
                                                                                   ===========


See notes to financial statements.



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



NORTHWESTERN CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      General--The following description of the NorthWestern Corporation Employee Stock Ownership Plan ("the Plan") is provided for general informational purposes only. Participants should refer to the plan document for more complete information regarding the Plan's definition, eligibility, and other matters.

      The Plan was established under the applicable provisions of the Internal Revenue Code ("IRC") and was amended and restated in its entirety effective January 1, 2001. The Board of Directors of NorthWestern Corporation ("the Company" and "Plan Sponsor") has appointed a supervisory committee of officers of the Company to administer the Plan, and certain employees of the Company were trustees of the Plan until September 13, 2001, when First National Bank was appointed trustee.

      Eligibility and Vesting--All employees who complete 1,000 hours of service per year and have attained age 21 are eligible to participate in the Plan.

      All contributions made to the account of a participant and any earnings thereon are fully vested to the participant at all times.

      Contributions--Federal income tax regulations allow the Company to deduct for federal income tax purposes dividends on stock owned by the Plan when such dividends are paid to plan participants or used by the Plan to repay plan loans (see Note 3). Contributions are to be made to the Plan on or before the due date (including extensions thereof) for filing the Company's federal income tax return for the tax year in which the deduction for dividends paid to the Plan is utilized to offset taxable income.

      Active employees enrolled in the Plan prior to 1989 (trust/dividend segment) receive annual cash dividend payments on shares allocated to their accounts by the Plan. The participants may voluntarily contribute back to the Plan a percentage of these dividends subject to discrimination rules of the Internal Revenue Service ("IRS") and rules of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company contributes a matching contribution equal to two times the voluntary contribution made by pre-1989 participants using the tax benefit derived from the deductibility of dividends to make the employer matching contribution. The remaining contribution after payment of the matching amount is allocated pro rata to all participants. Participants who became eligible for the Plan after 1989 do not make contributions to the Plan.

      All dividends received on unallocated shares of participants enrolling subsequent to 1989 are used to repay the loans of the leveraged loan segment of the Plan (see Note 3). The Company contributes the tax benefit derived from the deductibility of dividends and an additional $35,000 per quarter to repay plan loans. Shares are to be released and allocated to participants as the loans are repaid. The shares are allocated based on the ratio of the participant's compensation to total compensation of all participants, as defined, and separately, on the ratio of each participant's



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



      respective account balance to the total balance. The Company has no rights against shares once they are allocated. Accordingly, the financial statements of the Plan present separately the assets and liability and changes therein pertaining to the accounts of participants with rights in allocated shares of company stock and stock not yet allocated to participants. The Plan's shares as of December 31, 2001 were as follows:

        Shares released for allocation                               747,452
        Unrealized shares                                            316,546
                                                                 -----------

           Total plan shares                                       1,063,998
                                                                 ===========

        Market values of unrealized shares                       $ 6,663,293
                                                                 ===========

      Administrative Expenses--The Plan may directly pay expenses incurred in administering the Plan; alternatively, the Company may withhold from its annual contribution an amount equivalent to the expenses it has paid on behalf of the Plan. The Company paid $82,079 of expenses on behalf of the Plan for the year ended December 31, 2001. This was done by reducing the amount of the employer contributions by the expenses paid on behalf of the Plan.

      Maturity and Distribution--A participant's account matures upon the earliest occurrence of: (a) death, (b) termination of employment for any reason, or (c) termination of the Plan. Distributions to a participant or to a beneficiary upon maturity may be in the form of a lump-sum distribution or in the form of installment distributions continuing over an established period of time.

      The Plan also permits participants who have ten years of participation in the Plan and have attained age 55 to direct the Plan to distribute, over a five-year period, up to 25% of the participants' account balances in each of the five years, not to exceed 50% of the total balances.

      Benefits due to participants who withdrew from participation in the Plan were $1,328,701 and $0 at December 31, 2001 and 2000, respectively.

      Voting Rights--Each participant has the right to direct the trustee as to the manner in which whole and partial shares of company stock allocated to their account as of the record date and to be voted, and is notified by the trustee prior to the time the rights are to be exercised. The trustee shall vote allocated shares for which it has not received direction and unallocated shares in the same proportion as directed shares are voted.

      Plan Termination--The Company has the right to terminate the Plan. In the event of termination, plan assets will be distributed in accordance with the plan document.

      Tax Status--The IRS has informed the Company by a letter dated May 23, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. (The plan administrators have applied to the IRS for the voluntary closing agreement program to correct certain plan document defects.) The plan sponsor is committed to maintaining the Plan's qualified status.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements have been prepared on the accrual basis of accounting.



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



      Investment Valuation and Income Recognition--Investments are valued at market value through reference to quoted market prices. Changes in the market value of investments between years are included in appreciation (depreciation) in market value of investments.

      The assets of the Plan are primarily invested in shares of the Company's common stock. Investment securities, in general, are exposed to various risks, such as, interest rate, credit, and overall market volatility. Due to the level of risk associated with investments in securities, it is reasonably possible that changes in the values of the Plan's investments will occur and that such changes could materially affect amounts reported in the statements of net assets available for benefits and, accordingly, account balances of participants in the Plan (see Note 8).

      Dividend income is accrued on the ex-dividend date.

      Use of Estimates--The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

      Reclassifications--Certain items in the 2000 statement of net assets available for benefits and statement of changes in net assets available for benefits were reclassified to conform to the 2001 presentation. These reclassifications had no effect on net assets available for benefits as previously reported.

3.    NOTE PAYABLE

      The Plan contains provisions whereby the Plan, with approval of the Company's Board of Directors, can enter into loans under certain circumstances for the purpose of purchasing qualifying securities of the Company.

      In 1995, the Board of Directors authorized the Plan's trustees to enter into a note agreement with a third-party financial institution under which the Plan could borrow up to $5,000,000 to purchase shares of common stock of the Company. Shares of company common stock owned by the Plan, but not yet allocated to participants' accounts, are pledged as collateral on this note. These shares are allocated to participants when the principal on this note is repaid. The note was paid in full as part of the $10,000,000 debt refinancing described below.

      In January 1997, the Plan began purchasing shares of company common stock on the open market using funds advanced from the Company. Funds advanced totaled $5,427,157 at December 31, 1997 and bear interest at the same rate charged by the third-party financial institution.

      On September 17, 1998, the Plan entered into a $10,000,000 five-year balloon loan agreement with a bank. The proceeds of the loan were used to refinance the prior outstanding bank loan and the company advance. Shares of common stock owned by the Plan but not yet allocated to participant accounts are pledged as collateral for this loan. The loan bears interest at 0.50% below prime, with a cap of 9.5% and a floor of 6.5%. As of December 31, 2001 and 2000, the interest rate was 6.5% and 9.5%, respectively.

      During a review of the 1998 bank loan agreement, the Department of Labor ("DOL") noted that certain provisions of the agreement relating to the release of shares held for collateral did not meet



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



      the requirements of ERISA. The DOL acknowledged the correction of this issue with an amendment to the original loan agreement executed by the Plan and the bank, which did not impact the Plan's financial position, net assets available for benefits, or participants' individual accounts.

      Future scheduled maturities of long-term debt are as follows:

        2002                                                      $ 1,072,528
        2003                                                        5,944,179
                                                                  -----------

                                                                  $ 7,016,707
                                                                  ===========

4.    INVESTMENTS

      The Plan's investments at December 31 are as follows (see also Note 8):


                                                   2001                        2000
                                        --------------------------   --------------------------
                                         Allocated     Unallocated    Allocated     Unallocated

        NorthWestern Corporation
           common stock:
         Number of shares                   747,452       316,546        719,783       384,898
         Cost                           $10,324,937   $ 5,509,241    $ 9,444,007   $ 6,703,585
         Market value                    15,733,865     6,663,293     16,643,058     8,902,690

5.    ESTIMATED DISTRIBUTIONS PAYABLE

      As a result of a change in the method of allocating shares from the principal-only method to the principal-and-interest method, as requested by the DOL, the Company transferred 87,150 shares of company common stock from the unallocated account to allocated participant accounts for the years 1995 through 1999. As a result of the change in allocation methods, the Plan has recorded estimates of distributions owed to eligible participants who terminated their employment from 1995 through 1999.

6.    RELATED-PARTY TRANSACTIONS

      The Plan received a series of advances in 1997 and 1998 from the Company to purchase qualifying employer securities. These advances were then repaid using proceeds from a bank loan in 1998. The DOL believes that these advances and loans did not meet the requirements of ERISA for a qualified employee stock ownership plan ("ESOP") loan. However, the DOL has acknowledged corrective action by the Plan and the Company with regard to these transactions, such that the amended loan documents now meet the requirements of ERISA for a qualified ESOP loan. The corrective action did not impact the Plan's financial position or net assets available for benefits.



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



7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 and 2000 to Form 5500:


                                                                                    2001           2000

        Net assets available for the benefits per the financial statements    $   15,581,786   $ 17,704,995
        Amounts allocated to withdrawing participants                             (1,328,701)
                                                                              --------------   ------------


        Net assets available for benefits per Form 5500                       $   14,253,085   $ 17,704,995
                                                                              ==============   ============




      The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001 to Form 5500:

        Benefits paid to participants per the financial statements                              $   880,015
        Add: Amounts allocated to withdrawing participants at December 31, 2001                   1,328,701
                                                                                                -----------

        Benefits paid to participants per Form 5500                                             $ 2,208,716
                                                                                                ===========


      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date.

8.    SUBSEQUENT EVENTS

      On May 6, 2003, the Plan Sponsor approved a resolution terminating the Plan effective June 19, 2003. The Company paid off the remaining loan balance on June 18, 2003. The Plan received a determination letter on September 10, 2003 approving the Plan's termination. All the Plan assets were distributed in accordance with the Plan document on or before December 31, 2003.

      On September 14, 2003, the Company sought protection from its creditors through a Chapter 11 bankruptcy filing in the United States Bankruptcy Court for the District of Delaware. The Company has 120 days to file a plan of reorganization which is subject to approval by the bankruptcy court. At the time of the Company's bankruptcy filing, the market value of the Company's common stock had declined to $0.20 from the market price of $21.05 as of December 31, 2001.

                                   * * * * * *



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NORTHWESTERN CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
(Employer identification number: 46-017228) (Plan number: 002)

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (Held At End of Year)
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                       Market
          Description of Investment         Shares       Cost           Value

NorthWestern Corporation common stock      1,063,998  $ 15,834,178  $ 22,397,158



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




NORTHWESTERN CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
(Employer identification number: 46-017228) (Plan number: 002)

SCHEDULE G--SCHEDULE OF PARTY-IN-INTEREST TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001
---------------------------------------------------------------------------------------------------------------------------

                                                                             (c)
                                           (b)                  Description of transactions,
                                  Relationship to plan,           including maturity date,
             (a)                 employer or other party        rate of interest, collateral,            Items (d)-(j) are
 Identity of party involved            in interest                  par or maturity value                  nonapplicable

NorthWestern Corporation             Plan Sponsor           During the review of the 1998 bank                  N/A
                                                            loan agreement, the DOL noted that
                                                            certain provisions of the
                                                            agreement relating to the release
                                                            of shares held for collateral did
                                                            not meet the requirements of
                                                            ERISA. The DOL acknowledged the
                                                            correction of this issue with an
                                                            amendment to the original loan
                                                            agreement executed by the Plan and
                                                            the bank, which did not impact the
                                                            Plan's financial position, net
                                                            assets available for benefits, or
                                                            participants' individual accounts
                                                            (Notes 3 and 7).

                                                            For the years 1995 through 1999,
                                                            allocation of shares to
                                                            participant accounts was based on
                                                            the principal-only method (Notes 5
                                                            and 6). At the request of the DOL,
                                                            the Plan Sponsor switched to the
                                                            principal-and-interest method in
                                                            2000. The Plan Sponsor expects to
                                                            transfer 87,150 shares of company
                                                            stock from the unallocated to
                                                            allocated participant accounts as
                                                            a result of the method change, and
                                                            the Plan has recorded an amount
                                                            payable to eligible participants
                                                            who withdrew from participation in
                                                            the Plan from 1995 to 1999.



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



Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee of NorthWestern Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                          NORTHWESTERN CORPORATION EMPLOYEE
                                          STOCK OWNERSHIP PLAN



Date:  July 9, 2004                       By /s/  GARY G. DROOK
                                             -----------------------------------
                                             Gary G. Drook
                                             Chief Executive Officer


Date:  July 9, 2004                       By /s/  ROGER P. SCHRUM
                                             -----------------------------------
                                             Roger P. Schrum
                                             Vice President - Human Resources
                                             and Communications



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



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in Registration Statement No. 333-11843 on Form S-8 of NorthWestern Corporation (a Delaware corporation) and subsidiaries of our report dated June 11, 2004, relating to the financial statements of the NorthWestern Corporation Employee Stock Ownership Plan for the year ended December 31, 2001, appearing in this Annual Report on Form 11-K.



/s/ DELOITTE AND TOUCHE LLP

Minneapolis, Minnesota
July 8, 2004



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